Exhibit 99.1

12 February 2020

Midatech Pharma PLC

(“Midatech” or the “Company”)

Midatech Pharma announces posting of Circular convening a General Meeting

Share Consolidation and

ADR Ratio Change

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on delivering innovative oncology and rare disease products to patients, announces that it will today publish a circular to shareholders ("Circular") containing a notice convening a general meeting for shareholders of the Company ("General Meeting") for the purposes of seeking approval to the resolutions in relation to:

•	consolidate the Company’s existing ordinary shares of 0.005 pence each ("Existing Ordinary Shares") on the basis of 1 new ordinary share of 0.1 pence each for every 20 Existing Ordinary Shares;
•	authorise the Directors to issue shares pursuant to section 551 of the Companies Act; and
•	disapply pre-emption rights under section 561 of the Companies Act.

collectively (the "Resolutions").

The General Meeting will be held at 2.30pm on Monday 2 March 2020 at the offices of Brown Rudnick LLP, 8 Clifford Street, London W1S 2LQ. To be valid, votes should be submitted to Neville Registrars, Neville House, Steelpark Road, Halesowen, West Midlands B62 8HD as early as possible and no later than 2.30pm on 27 February 2020.

CMS Medical Venture Investment (HK) Limited and A&B (HK) Company Limited, who own in aggregate approximately 44% of the Company’s issued share capital have irrevocably undertaken to vote in favour of all resolutions to be proposed at the General Meeting.

Following its publication, the Circular containing further details of and background to the Resolutions will be available on the Company's website at www.midatechpharma.com.

The Company is also proposing, assuming the Resolution to consolidate the Company’s Existing Ordinary Shares is approved at the General Meeting, to change the ratio of its American Depositary Receipts ("ADR") from one (1) ADR representing twenty (20) ordinary shares, to the new ratio of one (1) ADR representing five (5) ordinary shares (the “Ratio Change”). The Ratio Change is aimed to bring the price of the Company’s ADRs into compliance with the NASDAQ $1.00 minimum bid price per share requirement, though the Company can give no assurance that the Ratio Change will be effective in achieving this goal.

The effective date of the Ratio Change is expected to be 3 March 2020. ADR holders will be required on a mandatory basis to surrender their ADRs for cancellation and exchange to receive (1) new ADR (New CUSIP: 59564R302) for every five (5) old ADRs (Old CUSIP: 59564R203). No fractional ADRs will be allocated. The aggregate fractions, if any, will be sold and the net proceeds will be distributed to the entitled DR holder. The Company’s Depositary, Deutsche Bank Trust Company Americas, will contact DR holders and arrange for the exchange of their existing ADRs for new ADRs. For ADR holders, the Ratio Change will have the same effect as a one-for-five reverse ADR split.

Commenting Craig Cook, CEO of Midatech, said: “We continue to examine all options for financing our lead R&D programmes and manufacturing scale-up. These Resolutions are designed to provide flexibility to enable an equity fundraise in the USA.”

An extract from the Circular as to the background to and reasons for the Resolutions, Share Consolidation and Ratio Change are included at the end of this announcement.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

For more information, please contact:

Midatech Pharma PLC
Dr Craig Cook, CEO Stephen Stamp, CFO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
James Stearns (Corporate Broking)
Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Joseph Green/ Laine Yonker Tel: (646) 653-7030/ 7035 jgreen@edisongroup.com/ lyonker@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.

•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK, and manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com

Extract from the Circular: Background to and reasons for the Proposals

The Company has achieved a number of important milestones in 2019 and early 2020 including:

-	a subscription, placing and open offer in February 2019, raising £12.4 million, net of expenses;

-	receipt of loans from Guazatu and Reindus totalling €8.1 million (£6.83 million)[1] to apply towards the commercial scale-up of our manufacturing facility in Bilbao, Spain;

-	a Registered Direct Offering, our first capital markets transaction in the US, raising approximately $2.5 million (£2.0 million), net of expenses;

-	results of a Phase I study in healthy volunteers which demonstrated (i) similar bioavailability and pharmacokinetics of subcutaneous compared with intramuscular administration of MTD201, and (ii) sustained over a period of 8 weeks; both key differentiators for the product;

-	clarity on the development path of our lead programme, MTD201 as a differentiated product in the $2.5 billion long-acting octreotide market;

-	MTX110 Orphan designation for DIPG;

-	receipt of a €2.6 million (£2.19 million)[1] GlioKIDS grant from the EU to support a Phase II proof of concept trial of MTX110 in DIPG; and

-	our first substantive licensing agreement with CMS for the Company’s products in Greater China.

The Company’s priority is to progress its two lead development programmes, MTD201 and MTX110 through the clinical phase of development and on to new drug application submissions. The Company expects to report the results of a safety and tolerability study of MTX110 later this year.

The Company is working on plans for a pivotal clinical trial of MTD201 in acromegaly patients which subject to regulatory approval, is expected to begin recruiting in second half of 2020. In addition, assuming the results of the ongoing study of MTX110 are positive, the Company plans to roll that study into a Phase II safety and efficacy study later this year. In addition, the Company is evaluating further exploratory activities as part of future MTX110 development.

The Company's plans for scale-up of MTD201 manufacturing are progressing and include the lease of a dedicated facility for manufacture of bulk product in Bilbao. The Company has identified a contract manufacturing organisation for fill and finish of MTD201.

1 Exchange rate as at 11 February 2020 of €1.186 to £1.00.

Including the net proceeds of the recent Registered Direct Offering in the US, the Board believes the Company has sufficient working capital until the fourth quarter of 2020, assuming clinical programmes as described above and manufacturing scale-up remain on-track.

In line with our business model of developing assets and seeking partners at key inflexion points, the executive management continue their efforts to license MTD201 to a partner who could underwrite development costs and ultimately, market the product. Discussions with potential partners have progressed but such transactions cannot be guaranteed and, as of today, no licenses have been signed and your Board believes it imprudent to rely on milestones and reimbursed expenses from potential licensees when estimating working capital requirements.

Accordingly, your Board continues to examine ways of efficient and effective ways of raising capital for the Company so the Company can deliver its MTD201 and MTX110 programmes without continued risk relating to the near term funding of the business and create value for all our stakeholders.

The Resolutions, Share Consolidation and Ratio Change are designed to facilitate the raising of additional capital with as much flexibility as possible.

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding any potential fundraise or our ability to regain compliance with NASDAQ’s minimum bid share price requirement. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.